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                                    EXHIBIT 1

        The Registrant recently entered into a letter of intent with VGBS Acquisition Corp. ("VGBS"). VGBS has agreed, subject to further negotiation, to purchase 2,400,000 shares of the Registrant's Common Stock, par value $.001 per share, for an aggregate purchase price of $1.2 million, such purchase price to be paid in four quarterly installments of $300,000 each (the "Transaction"). Since the timing of the Transaction is critical to the Registrant's ability to pay off its $1.2 million 7% Convertible Senior Subordinated Debentures due 1996, the Registrant's management has been forced to focus its attention entirely on negotiating and preparing for the Transaction.

        Mr. Raymond C. Sparks, one of the Registrant's five directors, is the only executive officer of the Registrant, and accordingly, management's ability to respond to a significant corporate event such as the Transaction and the filing of Form 10-QSB is limited. As such, the Registrant could not file its Form 10-QSB on a timely basis without unreasonable effort or expense.